UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X . Form 20-F   .      . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes       .  No   X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On December 10, 2013, Tombstone Exploration Corporation (the “Company”) entered into a Stock-for-Stock Exchange Agreement (the “Agreement”) with EuroGas, Inc., a Utah corporation (“EuroGas, Inc.”), and EuroGas AG, a Swiss stock corporation (“EuroGas AG”).  Pursuant to the Agreement, EuroGas, Inc. shall exchange two hundred forty million (240,000,000) shares of EuroGas AG’ common stock representing approximately twenty six percent (26%) of EuroGas AG’ total issued and outstanding shares of common stock, in exchange for three hundred forty eight million (348,000,000) shares of the Company’s common stock.  Additionally, EuroGas, Inc. shall finance the Company’s exploration efforts in the USA in the amount of five million dollars ($5,000,000) over a nine (9) month period.  A true and correct copy of the Agreement was filed with the SEC as Exhibit 4.1 to our Current Report on Form 6-K on December 16, 2013 and is incorporated herein by reference.

On January 13, 2014, the Company entered into a First Amendment to the Stock-for-Stock Exchange Agreement (the “First Amendment”) with EuroGas, Inc. and EuroGas AG, which is retroactively made effective as of December 10, 2013, the date of the original Agreement.  Pursuant to the First Amendment, EuroGas, Inc. shall exchange two hundred forty million (240,000,000) shares of EuroGas AG’ common stock representing approximately twenty six percent (26%) of EuroGas AG’ total issued and outstanding shares of common stock, in exchange for three hundred forty eight million (348,000,000) shares of the Company’s common stock.  Additionally, EuroGas, Inc. shall finance the Company’s exploration efforts in the USA in the amount of five million dollars ($5,000,000) over a nine (9) month period.  Further, EuroGas, Inc. shall grant to the Company twenty percent (20%) of any award granted to EuroGas, Inc. or EuroGas AG relating to that certain lawsuit filed by EuroGas AG and EuroGas, Inc. against the Slovak Republic.   A true and correct copy of the First Amendment was filed with the SEC as Exhibit 4.06 to our Annual Report on May 16, 2014 and is incorporated herein by reference.

On May 13, 2014, the Company entered into a Second Amendment to the Stock-for-Stock Exchange Agreement (the “Second Amendment”) with EuroGas, Inc. and EuroGas AG, which is retroactively made effective as of December 10, 2013, the date of the original Agreement.  Pursuant to the Second Amendment, the Company shall receive $100,000 from EuroGas, Inc. in exchange for the issuance of 69,000,000 common shares of the Company.  The 69,000,000 common shares of the Company were issued on May 13, 2014.  Additionally, pursuant to the Second Amendment, on or before June 13, 2014, the Company shall receive $400,000 and 240,000,000 common shares of EuroGas AG from EuroGas, Inc. in exchange for 279,000,000 common shares of the Company.  EuroGas, Inc. shall make further payments to the Company of $500,000 on or before August 30, 2014, and a final payment of $4,000,000 on or before October 31, 2014.  Further, EuroGas, Inc. shall grant to the Company twenty percent (20%) of any award granted to EuroGas, Inc. or EuroGas AG relating to that certain lawsuit filed by EuroGas AG and EuroGas, Inc. against the Slovak Republic.

The foregoing summary description of the terms of the Second Amendment may not contain all information that is of interest to the reader.  For further information regarding the terms and conditions of the Second Amendment, reference is made to such agreement, a copy of which is filed hereto as Exhibit 4.01 and is incorporated herein by reference.

Unregistered Sales of Equity Securities

The information set forth above in this Current Report on Form 6-K is incorporated herein by this reference.

Exemption from Registration. The shares of common stock referenced herein were issued pursuant to and in accordance with Rule 903 of Regulation S of the Act.  We completed the offering of the shares pursuant to Rule 903 of Regulation S of the Act on the basis that the sale of the shares was completed in an "offshore transaction", as defined in Rule 902(h) of Regulation S. We did not engage in any directed selling efforts, as defined in Regulation S, in the United States in connection with the sale of the shares. Each investor represented to us that the investor was not a "U.S. person", as defined in Regulation S, and was not acquiring the shares for the account or benefit of a U.S. person. The agreement executed between us and each investor included statements that the securities had not been registered pursuant to the Act and that the securities may not be offered or sold in the United States unless the securities are registered under the Act or pursuant to an exemption from the Act. Each investor agreed by execution of the agreement for the shares: (i) to resell the securities purchased only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; (ii) that we are required to refuse to register any sale of the securities purchased unless the transfer is in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an exemption from registration under the Act; and (iii) not to engage in hedging transactions with regards to the securities purchased unless in compliance with the Act. All certificates representing the shares were or upon issuance will be endorsed with a restrictive legend confirming that the securities had been issued pursuant to Regulation S of the Act and could not be resold without registration under the Act or an applicable exemption from the registration requirements of the Act.

Exhibit Index

Exhibit No.	Description
4.01	Second Amendment to Stock-for-Stock Exchange Agreement by and among the Company, EuroGas, Inc. and EuroGas AG dated May 13, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2014	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer